Exhibit 99.2

Sequel Youth and Family Services and Global Partner Acquisition Corp.
Announce Agreement for Business Combination

-Positions Sequel to Execute on the Compelling Growth Opportunities in the Behavioral Healthcare Industry-

-Sequel Executive Team to Continue Leading Company-

-Companies to Conduct Investor Conference Call on January 11, 2017 at 5:30 pm EST-

Huntsville (AL) and New York (NY) - January 11, 2017 – Sequel Youth and Family Services (“Sequel”), a leading, national provider of diversified behavioral health services for children, adolescents and adults with behavioral, emotional or physical challenges, and Global Partner Acquisition Corp. (Nasdaq: GPAC; GPACW; GPACU), a special purpose acquisition company (“GPAC”), today announced they have entered into a definitive merger agreement. This transaction will enable Sequel to become a Nasdaq-listed public company, with an anticipated initial enterprise value of approximately $423.3 million. Immediately upon consummation of the transaction, GPAC will change its name to Sequel Youth and Family Services, Inc.

Sequel Investment Highlights

●	Diversified revenue, geography, referral and payor mix, with 44 programs across 19 U.S. states serving approximately 9,000 clients from 42 states and U.S. territories
●	Comprehensive, unique and scalable spectrum of services, with a focus on the fragmented and growing $11.0 billion youth behavioral healthcare market and $23.0 billion autism spectrum disorder market
●	Attractive financial profile; consistent program revenue and adjusted EBITDA growth (22.5% and 24.9% compounded annual growth rates (CAGRs), respectively, from the fiscal year ended June 30, 2000 to the fiscal year ended June 30, 2016). Growth driven by:
o	Strong organic revenue growth (7.5% average annually over the past five fiscal years); and
o	Active acquisition strategy, adding and integrating 31 programs through 10 successful acquisitions since 2007, with a strong pipeline of actionable acquisition opportunities
●	Consistent and strong free cash flow conversion rate of greater than 90% over the past five fiscal years
●	Talented and experienced management team, leading an extraordinary staff culture and impressive regulatory compliance record

Program revenue, adjusted EBITDA, free cash flows and free cash flow conversion rate are non-GAAP items that are explained under “Use of Non-GAAP Financial Measures” below.

Paul Zepf, Chief Executive Officer of GPAC, said: “After evaluating over 60 companies for a potential business combination, Sequel clearly stood out to us as the most impressive partner. The Sequel executive team has successfully established the company as a best-in-class behavioral healthcare provider. In addition to possessing an attractive financial profile, a differentiated business model and a track record of balanced growth, Sequel is a mission-driven company with a tremendous corporate culture that guides everything they do. They are widely recognized for the superior quality of their programs and outstanding client satisfaction, and we look forward to working with Sequel’s management team to continue to grow the business as a public company.”

The Sequel management team will continue to lead the combined company following the business combination, led by Jay Ripley, as Co-Founder and Chairman, John Stupak, as Chief Executive Officer and Vice-Chairman, Mandy Moses, as President and COO, and Sybil Potts, as Executive VP and CFO.

Jay Ripley, Co-Founder and Chairman of Sequel, stated: “Over the past 18 years, I’ve been delighted to watch Sequel grow to the point where we’re now serving approximately 9,000 clients through our 44 programs in 19 states. At Sequel, our goal is to prepare our clients to lead responsible and fulfilling lives, and to accomplish this we focus on doing the right thing for each client every day. Today’s transaction announcement marks the beginning of an exciting new chapter in our history. We’re delighted to be partnering with GPAC, a supportive, value-added partner, to become a publicly-traded company. We believe that becoming a public company will enable us to access permanent equity capital and position us to continue our growth trajectory by expanding and enhancing our program offerings in existing and new geographies.”

John Stupak, Chief Executive Officer who will also become Vice-Chairman of the combined company, said: “The U.S. behavioral healthcare industry is a $220.0 billion market and due to a favorable legislative environment and significant barriers to entry, we expect to see a continuation of favorable supply and demand trends. Importantly, behavioral health coverage was increased as part of the recently-passed 21st Century Cures Act, which builds on the landmark Mental Health Parity Act. By partnering with GPAC’s team – that clearly has demonstrated the ability to develop quality businesses and create significant value for investors – our management team is eager to further elevate Sequel’s standing as a leader in the behavioral health services universe.”

Financial Highlights and Initial Outlook

From the fiscal year ended June 30, 2011 through the fiscal year ended June 30, 2016, Sequel’s program revenue, total revenue and adjusted EBITDA increased at CAGRs of 12.1%, 12.4% and 13.8%, respectively. For the fiscal year ended June 30, 2016, Sequel reported program revenue of $208.0 million, total revenue of $200.4 million, adjusted EBITDA of $31.3 million and free cash flows of $28.8 million.

For the fiscal year ended June 30, 2017, Sequel forecasts program revenue, total revenue, adjusted EBITDA and free cash flows of $253.9 million, $246.1 million, $39.7 million and $36.8 million, respectively, which represents an increase of 22.1%, 22.8%, 26.8% and 27.8%, respectively, from the fiscal year ended June 30, 2016.

For calendar 2017, Sequel forecasts program revenue, total revenue, adjusted EBITDA and free cash flows of $269.2 million, $261.4 million, $43.0 million and $40.0 million, respectively.

Sequel’s business model relies on low levels of capital expenditures, enabling a consistent, strong free cash flow conversion rate of greater than 90.0% over the past five fiscal years. Since 2011, growth has been driven by a combination of successful organic initiatives, including capacity and breadth of services expansion at existing facilities, as well as an active acquisition strategy, adding 20 programs through seven transactions.

Summary Financial Measures:

$ in millions

	For the Fiscal Year Ended,			For the Calendar Year Ended,
	June 30, 2016	June 30, 2017	% Change	December 31, 2017
	Actual	Projected		Projected
Program Revenue	$208.0	$253.9	22.1%	$269.2

Total Revenue	200.4	246.1	22.8%	261.4

Adjusted EBITDA	31.3	39.7	26.8%	43.0

Free Cash Flow	$28.8	$36.8	27.8%	$40.0
Free Cash Flow Conversion Rate	92.0%	92.7%		93.0%

Summary of Transaction

In the business combination, the Sequel common equity holders will receive newly issued Sequel common units exchangeable initially for 4,500,000 shares of GPAC common stock, $105.0 million in cash, and GPAC warrants to purchase 3,266,000 shares of GPAC common stock. The Sequel preferred equity holders will receive a cash distribution of $30.0 million and approximately $62.2 million in newly-issued Sequel preferred units having certain preferred returns and other rights.

At closing, assuming all equity interests to be issued to the Sequel equity holders are exchanged in full for GPAC stock, all of GPAC’s founder shares vest, all warrants are exercised for cash and there are no shareholder redemptions, the current Sequel equity holders will own approximately 20.7% of the combined company, with GPAC shareholders owning the remaining approximately 79.3%. Sequel’s Co-Founder and Chairman, Jay Ripley will own approximately 14.4%.

GPAC intends to pay the cash consideration and transaction expenses for the business combination primarily from the approximately $155.3 million of cash currently in its trust account and approximately $2.8 million in borrowings at closing under Sequel’s revolving credit facility.

In order to facilitate the transaction, GPAC’s Sponsor has agreed to subject 40.0% of its shares of GPAC common stock to vesting based upon the common stock price performance of the post-business combination company over an eight year period following the consummation of the business combination. GPAC’s Sponsor also agreed to forfeit approximately 58.8% of the warrants that it owns to permit the issuance of the warrants to Sequel’s existing equity holders in the business combination and fund a new equity pool for employees.

The transaction has been approved by the boards of directors of both GPAC and Sequel. Completion of the transaction is subject to approval by the GPAC stockholders and certain other conditions. The transaction is expected to close in April 2017.

Advisors

Deutsche Bank Securities Inc. acted as financial advisor and joint capital markets advisor, Raymond James Financial, Inc. acted as joint capital markets advisor and Pepper Hamilton LLP and Ellenoff Grossman & Schole LLP acted as legal counsel to GPAC. Additionally, GPAC utilized a Big four accounting firm, Marwood Group LLC and Aon PLC during its diligence process. Bengur Bryan & Co., Inc. acted as financial advisor and Brown, Winick, Et All, PLC acted as legal counsel to Sequel.

Conference Call Information

At 5:30 pm EST on January 11, 2017, Sequel and GPAC will host a joint conference call to discuss the business combination with the investment community. Hosting the call will be Paul Zepf, GPAC’s Chief Executive Officer; Jay Ripley, Sequel’s Co-Founder and Chairman; and John Stupak, Sequel’s Chief Executive Officer who will also become Sequel’s Vice Chairman.

For those who wish to participate, the domestic toll-free access number is (877) 407-0789 or (201) 689-8562 for international callers.

A replay of the call will also be available from 8:00 pm EST on January 11, 2017 to 11:59 pm EST on February 11, 2017. To access the replay, domestic callers should dial (844) 512-2921 and international callers should dial (412) 317-6671, and enter the PIN number of 13652851.

About GPAC

Global Partner Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. GPAC’s units began trading on The NASDAQ Capital Market July 30, 2015. Its securities are quoted under the ticker symbols GPAC, GPACW and GPACU.

About Sequel

Sequel was founded in 1999 to operate a single school for adjudicated delinquent boys. Since then the company has experienced tremendous growth, and is now a leading, national provider of diversified behavioral health services for children, adolescents and adults, with 44 programs across the U.S. Sequel offers a comprehensive, unique, and scalable spectrum of services with a historical focus on the unmet mental health needs of at-risk adolescents.

Projections and Forward Looking Statements

This release contains financial forecasts with respect to Sequel’s projected program revenues, projected total revenues, projected adjusted EBITDA, projected free cash flows and projected free cash flow conversion and additional statements constituting “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include the timing of the proposed business combination; the business plans, objectives, expectations and intentions of the parties once the transaction is complete, and GPAC’s and Sequel’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from our expectations or projections.

The financial forecasts have not been audited or reviewed by GPAC’s or Sequel’s independent auditors who do not express an opinion or provide any other form of assurance with respect thereto for the purpose of this release.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after January 9, 2017, the date it was prepared. None of the prospective financial information provided herein should be relied upon as being necessarily indicative of future results, and readers of this release are cautioned not to rely on the prospective financial information.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against Sequel or GPAC following the announcement of the proposed business combination and the transactions contemplated thereby; the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of GPAC, or other conditions to closing in the merger agreement; the inability to maintain the listing of GPAC’s common stock and warrants on The NASDAQ Capital Market or any other stock exchange following the proposed business combination; the risk that the proposed business combination may disrupt current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the inability of the combined business to grow and manage growth profitably; costs related to the proposed business combination; changes in level of spending of government (including Medicaid), commercial and private payors on the services which Sequel provides; the consolidation of managed-care organizations and their third-party payors; increases in controls over healthcare costs; the risk of care incidents and associated negative publicity; the risk of legal complaints and proceedings and government investigations; changes in applicable laws or regulations, including expected regulatory changes in healthcare laws following the recent U.S. elections, especially the expected changes to the Affordable Care Act; the inability to comply with licensing or other regulatory requirements, laws and regulations; the intense competition in the industry; the inability to profitably expand into new markets; cybersecurity risks and the failure to protect patients’ health information; the failure to comply with proper billing practices; the possibility that Sequel or GPAC may be adversely affected by other economic, business, and/or competitive factors; the risk of loss of key personnel or inability to recruit talent; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by GPAC and Sequel.

Additional information concerning these and other factors that may impact our expectations and projections can be found in GPAC’s periodic filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in the proxy statement to be filed by GPAC with the SEC when available. GPAC’s SEC filings are available publicly on the SEC’s website at www.sec.gov. GPAC and Sequel disclaim any obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, GPAC will file preliminary and definitive proxy statements with the SEC and will mail a definitive proxy statement and other relevant documents to its stockholders. Investors and security holders of GPAC are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with GPAC’s solicitation of proxies for its stockholders’ meeting to be held to approve the proposed business combination because the proxy statements will contain important information about the proposed business combination and the parties to it. The definitive proxy statement will be mailed to stockholders of GPAC as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Global Partner Acquisition Corp., c/o Andrew Cook, 1 Rockefeller Plaza, 11th Floor New York, New York 10020, e-mail: info@globalpartnerac.com.

Participants in the Solicitation

GPAC, Sequel, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of GPAC stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests in GPAC of directors and officers of GPAC in the company’s proxy statement for its 2016 annual meeting, which was filed with the SEC on November 21, 2016. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the GPAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement for the proposed business combination when available. Information concerning the interests of GPAC’s and Sequel’s participants in the solicitation, which may, in some cases, be different than those of GPAC’s and Sequel’s equity holders generally, will be set forth in the proxy statement relating to the proposed business combination when it becomes available.

Disclaimer

This release shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Financial Information

In this release, “total revenue” means net program service revenue plus provider service revenue as reported in the financial statements of Sequel.

Use of Non-GAAP Financial Measures

This release includes non-GAAP financial measures of Sequel, including program revenue, EBITDA, adjusted EBITDA, free cash flows and free cash flow conversion. In this release, “program revenue” is total program billings, including (i) amounts billed by Sequel on behalf of not-for-profits under its provider service agreements, of which a portion of the billings are retained by the not-for-profits and (ii) individually significant disposals. “EBITDA” means net income (loss) before interest expense, income taxes and depreciation and amortization. “Adjusted EBITDA” means EBITDA adjusted for items that are not part of regular operating activities, including acquisition costs, founder’s fee and profits interest expense (both of which will cease post-closing of the transaction) and non-cash items such as non-cash unit based compensation, losses on disposal of property, losses from discontinued operations and individually significant disposals and expenses related to tax changes. Adjusted EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operations, each as determined in accordance with GAAP. “Free cash flows” means adjusted EBITDA less capital expenditures. “Free cash flow conversion” means adjusted EBITDA less capital expenditures, divided by adjusted EBITDA.

We have presented program revenue, EBITDA, adjusted EBITDA, program revenue, free cash flows and free cash flow conversion in this release because we consider them key measures used by Sequel management to understand and evaluate Sequel’s operating performance and trends, to prepare and approve Sequel’s annual budget and to develop short- and long-term operational plans, and believe that those measures are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate program revenue, EBITDA, adjusted EBITDA, free cash flows and free cash flow conversion differently than we do. EBITDA, adjusted EBITDA, program revenue, free cash flows and free cash flow conversion have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP.

A reconciliation of these non-GAAP measures can be found in the investor presentation, which is an exhibit to GPAC’s Form 8-K filed with the SEC and can be found on the SEC’s website at www.sec.gov and was also posted on the GPAC website at www.globalpartnerac.com and the Sequel website at www.sequelyouthservices.com.

Contacts

Investors:

David Clair: 646-277-1266

Sequel@icrinc.com

or

Media:

Brian Ruby: 203-682-8268

Brian.Ruby@icrinc.com

Jim Heins: 203-682-8251

James.Heins@icrinc.com